

July 6, 2023

Jonathan Darnell
Chief Financial Officer
AltEnergy Acquisition Corp.
600 Lexington Avenue, 9th Floor
New York, New York 10022

> **Re: AltEnergy Acquisition Corp.**
> **Form 10-K/A for the Fiscal Year ended December 31, 2022**
> **Filed May 23, 2023**
> **File No. 001-40984**

Dear Jonathan Darnell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K/A for the Fiscal Year ended December 31, 2022

Controls and Procedures
Management's Report on Internal Controls Over Financial Reporting, page F-23

1. We note that your filing does not include management's report on internal control over financial reporting, which is required by Item 308 of Regulation S-K, and that the certifications at Exhibits 31.1 and 31.2 do not include the language prescribed by Item 601(b)(31) of Regulation S-K for the introductory portion of paragraph 4 and sub-paragraph 4(b), regarding internal control over financial reporting.

    You appear to acknowledge your obligation to evaluate and report on your system of internal controls on page 36. Please amend your filing to include management's report on internal control over financial reporting along with certifications that encompass your responsibilities concerning internal control over financial reporting.

Please also include an explanatory note at the forepart of the document to explain the reasons for the amendment that you filed on May 23, 2023, and the reasons for the amendment that you will need to file to address the concerns outlined above.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Jenifer Gallagher, Staff Accountant, at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters.

Please contact Karl Hiller, Branch Chief, at (202) 551-3686 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation